UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

JAZZ PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

472147 10 7
(CUSIP Number)

Patrick G. Enright
Managing Member
Longitude Capital Partners, LLC
800 El Camino Real, Ste 220
Menlo Park, CA  94025
(650) 854-5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2009
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Longitude Capital Partners, LLC

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	2,843,601[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	2,843,601[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,843,601[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.91%[3]

(14)	Type of reporting person (See Instructions)	OO

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.

[2]	Consists of 1,895,734 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.

[3]
The percentage was calculated based upon 31,918,892 shares of common stock, as follows: 29,075,291 shares of Common Stock outstanding as of July 6, 2009 according to representations made by the Issuer in that certain Securities Purchase Agreement dated as of July 6, 2009, by and among the Issuer and each purchaser identified on the signature pages thereto (the “Purchase Agreement”), 1,895,734 shares issued to the Reporting Persons pursuant to the Purchase Agreement and 947,867 shares of Common Stock issuable upon the exercise of the warrants issued to the Reporting Persons pursuant to the Purchase Agreement.

SCHEDULE 13D

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Longitude Venture Partners, L.P.

(2)	Check the Appropriate Box If a Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared voting power	2,843,601[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	2,843,601[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,843,601[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.91%[3]

(14)	Type of Reporting Person (See Instructions)	PN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.

[2]	Consists of 1,895,734 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.

[3]
The percentage was calculated based upon 31,918,892 shares of common stock, as follows: 29,075,291 shares of Common Stock outstanding as of July 6, 2009 according to representations made by the Issuer in the Purchase Agreement, 1,895,734 shares issued to the Reporting Persons pursuant to the Purchase Agreement and 947,867 shares of Common Stock issuable upon the exercise of the warrants issued to the Reporting Persons pursuant to the Purchase Agreement.

SCHEDULE 13D

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Longitude Capital Associates, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	2,843,601[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	2,843,601[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,843,601[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.91%[3]

(14)	Type of reporting person (See Instructions)	PN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.

[2]	Consists of 1,895,734 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.

[3]
The percentage was calculated based upon 31,918,892 shares of common stock, as follows: 29,075,291 shares of Common Stock outstanding as of July 6, 2009 according to representations made by the Issuer in the Purchase Agreement, 1,895,734 shares issued to the Reporting Persons pursuant to the Purchase Agreement and 947,867 shares of Common Stock issuable upon the exercise of the warrants issued to the Reporting Persons pursuant to the Purchase Agreement.

SCHEDULE 13D

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Patrick G. Enright

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	2,843,601[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	2,843,601[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,843,601[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.91%[3]

(14)	Type of reporting person (See Instructions)	IN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.

[2]	Consists of 1,895,734 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.

[3]
The percentage was calculated based upon 31,918,892 shares of common stock, as follows: 29,075,291 shares of Common Stock outstanding as of July 6, 2009 according to representations made by the Issuer in the Purchase Agreement, 1,895,734 shares issued to the Reporting Persons pursuant to the Purchase Agreement and 947,867 shares of Common Stock issuable upon the exercise of the warrants issued to the Reporting Persons pursuant to the Purchase Agreement.

SCHEDULE 13D

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Juliet Tammenoms Bakker

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	2,843,601[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	2,843,601[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,843,601[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.91%[3]

(14)	Type of reporting person (See Instructions)	IN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.

[2]	Consists of 1,895,734 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.

[3]
The percentage was calculated based upon 31,918,892 shares of common stock, as follows: 29,075,291 shares of Common Stock outstanding as of July 6, 2009 accordiong to representations made by the Issuer in the Purchase Agreement, 1,895,734 shares issued to the Reporting Persons pursuant to the Purchase Agreement and 947,867 shares of Common Stock issuable upon the exercise of the warrants issued to the Reporting Persons pursuant to the Purchase Agreement.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Jazz Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the principal offices of the Issuer is 3180 Porter Drive, Palo Alto, CA 94304.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), and each of LVP and LCA’s sole general partner, Longitude Capital Partners, LLC (“Longitude Capital”) and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each reporting individual, a “Reporting Individual,” and each reporting entity or individual, a “Reporting Person”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.  Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned by such Reporting Person.

(b)           The address of the principal offices of Longitude Capital, LVP and LCA and the business address of Patrick G. Enright and Juliet Tammenoms Bakker is 800 El Camino Real, Ste 220, Menlo Park, CA 94025.

(c)           Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.  Each entity that is a Reporting Person is a venture capital investment entity.  Patrick G. Enright is on the Board of Directors of the Issuer (the “Board”).  The Reporting Individuals are each managing members of Longitude Capital, the general partner of each of LVP and LCA, the record holders of the securities.

(d)           During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons are nor, during the last five years, were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found that any Reporting Person was in violation of such laws.

(f)            Longitude Capital is a limited liability company organized under the laws of the State of Delaware.  LVP and LCA are each limited partnerships organized under the laws of the State of Delaware.  Mr. Enright and Ms. Tammenoms Bakker are both United States citizens.

Set forth on Exhibit A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of Longitude Capital.

To the best of the Reporting Persons’ knowledge, none of the Reporting Persons’ directors or executive officers during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 7, 2009, each of LVP and LCA used approximately $7 million, in the aggregate, of investment funds provided to them by their investors to acquire, in the aggregate, 1,895,734 shares of Common Stock and warrants to purchase an additional 947,867 shares of Common Stock (the “Warrants”) pursuant to a Securities Purchase Agreement dated July 6, 2009 (the “Purchase Agreement”), by and among the Issuer and the purchasers identified on the signature pages thereto.  The Purchase Agreement and the terms and conditions contained therein are more fully described in the Issuer’s Current Report on Form 8-K filed on July 7, 2009.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Common Stock and the Warrants by the Reporting Persons is general investment purposes.  In addition, the Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock or other securities of the Issuer or further investments in the Issuer.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  According to the representations set forth in the Purchase Agreement, as of July 6, 2009, there were 29,075,291 shares of Common Stock outstanding.  After giving effect to the sale of securities set forth in the Purchase Agreement, (i) LVP is the record holder of 1,858,486 shares of Common Stock and Warrants to purchase 929,243 shares of Common Stock, representing approximately 8.73% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants issued to LVP and LCA and (ii) LCA is the record holder of 37,248 shares of Common Stock and Warrants to purchase 18,624 shares of Common Stock, representing approximately 0.18% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants issued to LVP and LCA.  Longitude Capital, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them.  The Reporting Individuals are each managing members of Longitude Capital, and share the decision making power of Longitude Capital.

(b)  LVP, LCA and Longitude Capital have shared power to vote and dispose of 2,813,601 shares of Common Stock (giving effect to the shares of Common Stock underlying the Warrants).  Patrick G. Enright and Juliet Tammenoms Bakker, managing members of Longitude Capital, may be deemed to have shared voting and dispositive power with respect to such shares.

(c)  On July 7, 2009, (i) LVP used $6,862,459.56 of investment funds provided to LVP by its investors to acquire 1,858,486 shares of Common Stock and Warrants to purchase 929,243 shares of Common Stock pursuant to the Purchase Agreement and (ii) LCA used $137,538.24 of investment funds provided to LCA by its investors to acquire 37,248 shares of Common Stock and Warrants to purchase 18,624 shares of Common Stock pursuant to the Purchase Agreement.  Except as disclosed in this Statement, none of the Reporting Persons effected any transactions in the Issuer’s securities within the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock sold and issued on July 7, 2009 in connection with the Purchase Agreement have not been registered under the Securities At of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “Commission”) or an applicable exemption from the registration requirements.  As part of the transaction, the Issuer entered into an Investor Rights Agreement with LVP and LCA pursuant to which it agreed to file one or more registration statements with the Commission for purposes of registering the resale of the shares of Common Stock, including the shares of Common Stock underlying the Warrants.

In accordance with the Purchase Agreement, the Board approved an increase to the total number of authorized directors to 12 and, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, elected Patrick Enright to the Board, effective as of the closing of the sale of shares under the Purchase Agreement.  The Issuer has a classified Board and Mr. Enright was appointed to the class of directors whose term of office expires at the Issuer’s 2011 Annual Meeting of Stockholders (and until their successors are duly elected and qualified).  In connection with such appointment, the Issuer entered into indemnification agreement with Mr. Enright in the same form that the Issuer entered into with its other officers and directors.

In accordance with the Issuer’s compensation program for non-employee directors, Mr. Enright is entitled to receive a $30,000 annual retainer for service as a Board member and will be reimbursed for reasonable expenses incurred in attending meetings of the Board.  Under the Issuer’s compensation program for non-employee directors, Mr. Enright will be eligible for a supplemental annual retainer ranging from $5,000 to $15,000 if Mr. Enright is appointed as the chair of any Board committee. In connection with his election to the Board, Mr. Enright, as a non-employee director and pursuant to the Issuer’s 2007 Non-Employee Directors Stock Option Plan (the “Directors Option Plan”), has received an initial option grant to purchase 30,000 shares of Common Stock (the “Initial Option”). The Initial Option vests with respect to one-third of the shares on the first anniversary of the date of grant, and the balance in a series of 24 successive equal monthly installments thereafter.  No shares of Common Stock are issuable under the Initial Option within 60 days of the date hereof.  As a non-employee director, Mr. Enright is also eligible for annual grants to purchase 10,000 shares of Common Stock under the Directors Option Plan, which such annual options vest in a series of 12 successive equal monthly installments measured from the date of grant.  All stock options granted under the Directors Option Plan have a maximum term of 10 years, and the exercise price of each option granted under the Directors Option Plan is equal to 100% of the fair market value of the Common Stock on the date of grant.  As a non-employee director, Mr. Enright is eligible to participate in the Issuer’s Directors Deferred Compensation Plan (the “Deferred Compensation Plan”), pursuant to which Mr. Enright may elect to defer receipt of all or a portion of his annual retainer fees to a future date or dates.  Under the Deferred Compensation Plan, any amounts so deferred by the Issuer’s non-employee directors are credited to a phantom stock account.  Upon a separation from the Board or the occurrence of a change in control, each non-employee director who has elected to defer receipt of his or her annual retainer fees will receive (or commence receiving, depending upon whether the director has elected to receive distributions from his or her phantom stock account in a lump sum or in installments over time) a distribution of his or her phantom stock account, in either cash or shares of Common Stock (subject to the prior election of each such director).  Mr. Enright shares pecuniary interest in all compensation he receives from the Issuer with other individuals pursuant to a contractual relationship.  Mr. Enright disclaims beneficial ownership in the shares underlying the Initial Option to the extent of his pecuniary interest in the shares.

At the closing of the sale of the shares of Common Stock and the Warrants, the Issuer, LVP, LCA and certain other significant stockholders of the Issuer entered into an NOL Preservation Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement restricts certain transactions in the Issuer’s capital stock by the stockholders party thereto until June 2011 in order to minimize the risk that the Issuer will undergo an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code.  Under the Lock-Up Agreement, no signatories may (i) acquire additional Company Securities (as defined below), (ii) transfer any Company Securities currently owned by such signatory or enter into any agreements for such transfer, (iii) distribute any Company Securities held by such signatory that is an entity to such signatory’s owners, or (iv) exercise any warrants or other rights to acquire stock of the Issuer described in clause (d) of the definition of Company Securities.  For purposes of the Lock-Up Agreement, the term “Company Securities” means (a) shares of Common Stock, (b) shares of Preferred Stock of the Issuer of any class or series, (c) any other interests in the Issuer not already described in clauses (a) or (b) that constitute “stock” of the Issuer pursuant to Treasury Regulation Section 1.382-2T(f)(18), and (d) warrants, options or other rights to purchase stock of the Issuer (including interests described in Treasury Regulations Section 1.382-2T(h)(4)(v)).

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed As Exhibits.

Exhibit A:
NOL Preservation Lock-Up Agreement effective as of July 7, 2009 between the Issuer and the several investor signatories listed on Schedule A thereto (incorporated herein by reference to Exhibit 4.8 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit B:	Form of Warrant issued on July 7, 2009 (incorporated herein by reference to Exhibit 4.9 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit C:
Securities Purchase Agreement, dated July 6, 2009, by and among the Issuer and the purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.87 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit D:
Investor Rights Agreement, dated July 7, 2009, by and among the Issuer and the purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.88 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit E:	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.89 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 14, 2009

LONGITUDE VENTURE PARTNERS, L.P. By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P. By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

 Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Name	Citizenship / Jurisdiction of Organization	Principal Occupation or Employment
Juliet Tammenoms Bakker	United States	Managing Director

Patrick G. Enright	United States	Managing Director

Marc-Henri Galletti	United States	Managing Director

Douglas Foster	United States	Principal

David Hirsch	United States	Principal

Carolyn Helms	United States	Director of Finance

All of the executive officers and directors listed above are employees of Longitude Capital Management, LLC, located at 800 El Camino Real, Ste 220, Menlo Park, CA  94025.